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For Immediate Release	TSX-V: MLA

MALA NOCHE RESOURCES ANNOUNCES CLOSING DATE FOR ACQUISITION OF SAN DIMAS

Vancouver, British Columbia – August 5, 2010 – Mala Noche Resources Corp. (TSX.V:MLA), to be renamed Primero Mining Corp. (the “Company”), announced today that it expects to close the acquisition of the San Dimas gold-silver mine and associated assets from subsidiaries of Goldcorp Inc. (the “Vendors”) on Friday, August 6, 2010.

San Dimas consists of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009.

After the close of market today, Thursday, August 5, 2010, the Company will complete the previously announced name change from Mala Noche Resources Corp. to Primero Mining Corp. and consolidate all of its pre-acquisition common shares on a 20 to one basis.

At the open of market on the closing date, Friday, August 6, 2010, the subscription receipts of the Company issued on July 20, 2010 will convert into 50,000,000 post-consolidation common shares and 20,000,000 common share purchase warrants of the Company and the subscription receipts will be de-listed. The common shares will continue to trade on the TSX Venture Exchange under their new symbol (TSX.V:P) and the common share purchase warrants will also be listed on the TSX Venture Exchange (TSX.V:P.WT). The Company has received conditional approval to list its common shares and common share purchase warrants on the Toronto Stock Exchange. One of the conditions to be satisfied before the Company can complete the listing is the completion of the acquisition of the San Dimas mines.

The purchase price payable to the Vendors is US$510 million, which will be paid US$216 million in cash, US$184 million in shares of the Company, a US$60 million convertible note and a US$50 million 5-year note. The convertible note has an initial one year term, will be repayable in cash or, at the option of the Company and subject to shareholder approval, common shares of the Company, and is convertible by the holder at any time at a conversion price of $6.00 per share. If the Company elects to pay in shares, the note holder may elect to extend the maturity date for an additional year provided that the Company will not be obligated to issue any more shares than it would have issued on the initial maturity date. In addition to the issuance of securities to the Vendors on the closing of the acquisition, the Company will also be issuing post-consolidation common shares to Canaccord Genuity Corp. as an advisory fee in respect of the transaction and 800,000 common share purchase warrants (five year term and $6.00 exercise price) to Alamos Gold Inc. as part of a revised settlement agreement between the companies.

The Company’s financial advisor for this transaction was Canaccord Genuity Corp. and legal counsel in Canada was Lang Michener LLP (Vancouver).

About Mala Noche

Mala Noche Resources Corp. is a Canadian-based mineral resource company focused on precious metals, particularly gold and silver. The Company is focused on building a precious metals portfolio in the Americas by acquiring producing or near-term producing mineral properties.

On July 30, 2010, Mala Noche announced that it had signed definitive agreements, replacing a letter agreement dated June 2, 2010, with subsidiaries of Goldcorp Inc. to acquire the San Dimas gold-silver mine. The agreements contain a number of conditions that must be satisfied before Mala Noche can complete the acquisition.

About San Dimas

The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. San Dimas consists of three underground gold-silver mines located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. San Dimas produced 113,000 ounces of gold and 5.1 million ounces of silver in 2009. The district was first mined in 1757 with historical production from the San Dimas district estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining district.

Mala Noche’s website is www.malanocheresources.com.

For further information, please contact:

Wade Nesmith
Executive Chairman
Tel: (604) 895-7464
wnesmith@primeromining.com

Joseph F. Conway
President & CEO
Tel: (416) 572 2162
jconway@primeromining.com

Tamara Brown
VP, Investor Relations
Tel: (416) 572 2752
tbrown@primeromining.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain statements that may be deemed “forward-looking statements”, such as references to the acquisition of producing assets and the exercise of the over-allotment option. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. The forward-looking statements in this press release include statements regarding the intention of the Company to complete the San Dimas acquisition, the benefits expected to be obtained by completing the acquisition, proposed plans for San Dimas, estimations of mineral reserves and resources, and estimations of annual production of gold and silver. The forward-looking statements are based on reasonable assumptions, including that the Company will be able to satisfy all conditions required to complete the acquisition. Factors that may cause results to vary from anticipations include the risk that mineral reserves or resources are not as estimated or that the cost of production will be higher than anticipated. Although Mala Noche believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward looking statements are based on the beliefs, estimates and opinions of Mala Noche’s management on the date the statements are made. Mala Noche undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change, except as required by law.

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR RELEASE, PUBLICATION, OR DISSEMINATION DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Completion of the Acquisition is subject to a number of conditions. There can be no assurance that the transaction will be completed as proposed or at all. Trading in the securities of Mala Noche Resources Corp. should be considered highly speculative.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.